4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE APPOINTS VICE PRESIDENT OF RESEARCH AND DEVELOPMENT

WINNIPEG, Manitoba - (July 12, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that Charles Gluchowski, PhD., has been appointed as the Company’s Vice President of Research and Development. Dr. Gluchowski has held executive and senior scientific positions with several established and start-up life sciences companies including; Allergan, Inc., Synaptic Pharmaceutical Corp. (now part of Lundbeck), RiboGene, Questcor Pharmaceuticals, Inc., Ceretek, LLC, and most recently CTI Molecular Imaging (now part of Siemens). He joins Medicure from Life/Science Innovations, LLC, a professional advisory firm that he founded.

“We are very pleased to have someone with Dr. Gluchowski’s business leadership capabilities and stellar scientific credentials working with us,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Dr. Gluchowski is ideally qualified to lead Medicure’s drug discovery program, and will be focused on rapidly progressing our lead preclinical candidates into clinical development. We will also leverage his experience in business development and licensing, as we explore licensing opportunities for our lead discovery programs.”

“I am looking forward to leading the advancement of Medicure’s novel small molecule antithrombotics and anti-ischemics towards human clinical studies,” commented Dr. Gluchowski. “As the Company advances towards the commercialization of MC-1, my main focus will be to expedite the development of the Medicure’s preclinical pipeline, including MC-45308 and MC-5422.”

Dr. Gluchowski has been active in the life sciences industry for over 20 years, including extensive experience in both executive and senior scientific positions. His experience includes serving as President and Chief Scientific Officer at Ceretek, a drug discovery company focused on developing novel therapeutics targeting Lipid G-Protein Coupled Receptors (L-GPCRs). He also served as Director of Chemistry at Synaptic Pharmaceutical Corp. where he founded the Chemistry Department and led several drug discovery and development project teams including a Benign Prostatic Hyperplasia project in collaboration with Merck & Co., Inc. He began his professional career at Allergan, Inc. where he initiated medicinal chemistry programs that led to the discovery and development of Alphagan® and Lumigan® for the treatment of glaucoma. The combined sales for Alphagan® and Lumigan® in 2005 exceeded US$400 million. He is the sole or co-inventor on over 75 patents issued in the U.S, and has published over 45 peer-reviewed articles and book chapters. Dr. Gluchowski received his PhD. in organic chemistry from Texas A&M University. Dr. Gluchowski will provide his services through CanAm Bioresearch Inc., which conducts research for Medicure through a dedicated development contract.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com